UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Entrée Gold Inc.

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

29383G100

(CUSIP Number)

Ben Mathews Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom +44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to: Thomas B. Shropshire, Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom +44 (0) 20 7456 3223 November 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29383G100

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,396,341 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,396,341 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 16,396,341 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9 per cent. (see Item 5)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP No. 29383G100

1	NAME OF REPORTING PERSON. Rio Tinto Exploration Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,396,341 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,396,341 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 16,396,341 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9 per cent. (see Item 5)
14	TYPE OF REPORTING PERSON (see instructions) CO

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc. (“RTEC”), on July 8, 2005, and amended on July 27, 2007 and November 26, 2007 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Common Shares”), of Entrée Gold Inc., a corporation continued under the laws of British Columbia (the “Company”). The Company’s principal offices are located at Suite 1201, 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, Canada.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, and RTEC, a company incorporated under the laws of Canada (collectively referred to herein as the “Reporting Persons”, and each as a “Reporting Person”).

Rio Tinto, through its group companies, has mining operations around the world. RTEC is an indirect wholly owned subsidiary of Rio Tinto and its principal business is the discovery and acquisition of mineral resources in North and Central America.

The principal executive office of Rio Tinto is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom. The principal executive office of RTEC is located at 118 Sherbrooke Street West, Montreal, Quebec, H3A 3G2, Canada.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Rio Tinto and RTEC are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, neither Rio Tinto nor RTEC nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rio Tinto and RTEC have entered into a Joint Filing Agreement, dated July 8, 2005, a copy of which is attached as Exhibit D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the U.S. Securities Exchange Act of 1934.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 29, 2011, RTEC elected to exercise in full its preemptive, anti-dilutive rights under Section 2.4 of the Equity Participation Agreement between the Company and RTEC dated June 17, 2005 (the “EPA”) with respect to the purchase of Common Shares of the Company. As a result, on November 30, 2011, RTEC purchased 1,482,216 Common Shares of the Company at a price of C$1.25 per Common Share, for a total consideration of C$1,852,770. These shares were purchased using working capital of Rio Tinto. Following completion of the transaction, the Reporting Persons own 16,396,341 Common Shares (representing approximately 12.9% of the Company’s Common Shares). The underwriters of the transaction have also been granted an over-allotment option, which if exercised, would entitle RTEC to the preemptive right to purchase an additional 222,332 Common Shares of the Company at a price of C$1.25 per Common Share.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the second paragraph with the following:

On November 30, 2011, as a result of the exercise of preemptive, anti-dilutive rights under the EPA, the Reporting Persons acquired 1,482,216 additional Common Shares of the Company. Following completion of this transaction, the Reporting Persons currently own 16,396,341 Common Shares, representing approximately 12.9% of the Company’s Common Shares. RTEC is also entitled to the preemptive right to purchase an additional 222,332 Common Shares of the Company, if the overallotment option granted to the underwriters of the transaction is exercised. The calculation of the percentage of the Company’s Common Shares beneficially owned by the Reporting Persons is based on 115,534,572 shares outstanding as of November 23, 2011, as notified by the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

A	Equity Participation Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc. *

B	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc. *

C	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc. *

D	Joint Filing Agreement between Rio Tinto plc and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.

*	Filed as an exhibit to the original Schedule 13D on July 8, 2005.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2011

Rio Tinto plc

By:	/s/ Matthew Whyte
Signature

Matthew Whyte / Assistant Secretary
Name/Title

Rio Tinto Exploration Canada Inc.

By:	/s/ Julie Parent
Signature

Julie Parent / Corporate Secretary
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Robert Brown	Company Director	1188 Sherbrooke Street West Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Andrew Gould	Chairman of Schlumberger Ltd.	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Christopher Lynch	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Hugo Bagué	Group Executive, People and Organisation	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Bret Clayton	Group Executive, Business Support and Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Jacynthe Côté	Chief Executive of Rio Tinto Alcan	1188 Sherbrooke Street West Montreal, Quebec H3A 3G2, Canada	Canada

Andrew Harding	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Doug Ritchie	Chief Executive of Rio Tinto Energy	3 West Tower 410 Ann Street Brisbane, QLD 4000 Australia	Australia

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Rio Tinto Exploration Canada Inc.

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

David S. Andrews	Exploration Director, Americas	224 North 2200 West Salt Lake City, UT 84116 USA	United Kingdom

Gary Hodgkinson	Manager, Exploration	Suite 354 200 Granville Street Vancouver BC V6C 1S4 Canada	South Africa

Stephen McIntosh	Head of Exploration	1 Research Avenue Bundoora VIC 3083 Australia	Ireland

Jocelin Paradis	Vice President Tax, Canada	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Justin Quigley	Commercial Manager	224 North 2200 West Salt Lake City, UT 84116 USA	United States of America

Shane Sullivan	General Manager Finance and Compliance	37 Belmont Avenue Belmont WA 6104 Australia	Australia

Executive Officers

David S. Andrews	Exploration Director, Americas	224 North 2200 West Salt Lake City, UT 84116 USA	United Kingdom

Chris Baldwin	Partner, Lawson Lundell	Suite 1600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada	Canada

Bernd Beyer	Regional Treasurer, Americas	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Jean Clemson	Regional Finance and Administration Manager	224 North 2200 West Salt Lake City, UT 84116 USA	United States of America

Gary Hodgkinson	Manager, Exploration	Suite 354 200 Granville Street Vancouver BC V6C 1S4 Canada	South Africa

Jocelin Paradis	Vice President Tax, Canada	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Julie Parent	Regional Head and Corporate Secretary, Americas	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Justin Quigley	Commercial Manager	224 North 2200 West Salt Lake City, UT 84116 USA	United States of America

Oliver Wolfensberger	Global Head of Treasury Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	Switzerland and Australia

EXHIBIT INDEX

Exhibit No.	Description

A	Equity Participation Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.*

B	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.*

C	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.*

D	Joint Filing Agreement between Rio Tinto plc and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.

*	Filed as an exhibit to the original Schedule 13D on July 8, 2005.

EXHIBIT D

Kennecott Canada Exploration Inc. has changed its name to Rio Tinto Exploration Canada Inc.

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(i) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing of this Statement on Schedule 13D on behalf of each of them, including any amendments thereto.

This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Rio Tinto plc

/s/ Annette V Lawless

Name:	Annette Lawless
Title:	Secretary

Kennecott Canada Exploration Inc.

/s/ Shannon Crompton

Name:	Shannon Crompton
Title:	Assistant Secretary